

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 7010

March 25, 2008

<u>via U.S. mail</u>

Stephen R. Avera, General Counsel
Flowers Foods, Inc.
1919 Flowers Circle
Thomasville, Georgia 31757

      **Re:    Flowers Foods, Inc.**
             **Form 10-K for the Fiscal Year Ended December 30, 2006**
             **Filed February 28, 2007**
             **Response Letter Dated February 29, 2008**
             **File No. 1-16247**

Dear Mr. Avera:

      We have completed our review of your filing and response letter and have no further comments at this time.

                    Sincerely,

                    Anne Nguyen Parker
                    Branch Chief

cc:    C. White
       L. Nicholson

       <u>via facsimile</u>

       Sterling A. Spainhour, Jr., Esq.
       (404) 581-8330